From: Reitz, Ken [mailto:Ken.Reitz@omfn.com]
Sent: Tuesday, January 15, 2008 6:12 PM
To: Samuel, Sally
Subject: N-4 485(a) filings; OM Financial Life

Dear Sally,
Attached is a courtesy copy of letters to be filed as correspondence with two post-effective amendment filings for each of the VA products of OM Financial Life (Beacon Navigator, 333-137531 and Beacon Advisor, 333-142420). I expect these filings to occur tomorrow, since they did not get done today (due to last minute independent auditor issues in delivering their consent). We are seeking an accelerated effective date of March 3. The only change to each registration is the addition of the same guaranteed minimum accumulation benefit optional feature to each contract. The only material change of the feature between the two products is that the charge for it on the Beacon Navigator product is slightly higher.

If you have any questions over the next 3 days, please feel free to call me on my cell phone at 410-340-9598.

Ken

Ken Reitz, CLU
Associate General Counsel
Old Mutual Financial Network
  OM Financial Life◆OM Financial Life of New York
Chief Compliance Officer, Secretary
Old Mutual Financial Network Securities, member FINRA
410.895.0196 / Fax 410.895.0085 / ken.reitz@omfn.com